File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

rn Trent Plc
' Coventry Road
ngham B26 3PU

0121 722 4000
ax 0121 722 4800
www.severntrent.com

05011905

7 October 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 18 2005
WASH, D.C. 185 SECTION

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

10/20

Registered in England & Wales
Registration No. 2366619
Registered Office:

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
LTIP 2005	SE Announcement	06-Sep-2005	✓				✓	Filed with SEC on 6 September 2005
Substantial Shareholder - AXA SA	SE Announcement	08-Sep-2005	✓				✓	Filed with SEC on 8 September 2005
Notification of Directors Share Transaction - M R Wilson	SE Announcement	14-Sep-2005	✓				✓	Filed with SEC on 14 September 2005
International Financial Reporting Standards	SE Announcement	19-Sep-2005	✓				✓	Filed with SEC on 19 September 2005
288b - Resignation of Dr J D G McAdam	Co House Forms	01-Sep-2005		✓				
88(2) - Various - 56,909 shares	Co House Forms	20-Sep-2005		✓				
88(2) - Various - 9,539 shares	Co House Forms	20-Sep-2005		✓				
88(2) - Various - 25,549 shares	Co House Forms	28-Sep-2005		✓				
EMTN - Pricing Supplement relating to issue - Severn Trent Plc	UKLA	29-Sep-2005	✓					
Severn Trent Plc named as leading utility in Dow Jones Sustainability Index	Voluntary Ann	21-Sep-2005				✓		

News Release

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

21 September 2005

Severn Trent ranked the world's 'most sustainable utility' for the fifth year in a row

Severn Trent Plc, a leading UK environmental services group, has been named as the utilities sector leader in the global Dow Jones Sustainability World Index for the fifth consecutive year. In the face of strong competition Severn Trent has now achieved the distinction of the world's most sustainable utility for each of the last five years.

Alexander Barkawi, Managing Director of SAM Indexes, who conducted Dow Jones' research, said "*Over the last year Severn Trent has reconfirmed its sustainability leadership and has again been ranked on top of the utilities sector. Leading a sector in the index for five years in a row is a major achievement, especially in an industry as competitive as utilities*".

Severn Trent Plc Group Chief Executive, Colin Matthews, commented on the group's success *"We are delighted that our achievements have once again been recognised by the Dow Jones Sustainability World Index and believe it is evidence of the determination we have to deliver high quality environmental services in a responsible manner."*

Severn Trent manages water resources and waste on behalf of millions of customers and in doing so also generates 5% of the UK's renewable electricity. The company leads in adapting to climate change in the UK water and waste industries and the group's waste business, Biffa, handles over a million tonnes of waste each year for recycling.

The sustainability index consists of 300 of the largest companies from 24 countries that lead their industries in terms of corporate sustainability. The index is based on an assessment of the quality of a company's management and performance in terms of integrating economic, environmental and social considerations into business strategies whilst continuing to enhance competitiveness and brand reputation

End

For further information please contact:

Jane Rhead, Media Relations Manager, Severn Trent Plc 0121 722 4273

NOTE TO EDITORS:

1. Severn Trent Plc is a leading provider of water, waste and environmental services. The group, which includes Severn Trent Water and Biffa, generates

revenues of over £2 billion and employs more than 16,500 people across the UK, US and the rest of Europe.

2. The Dow Jones Sustainability World Index was launched September 1999. It is the world's first global index tracking the performance of the leading sustainability-driven companies worldwide.

Issued by Group Communications Severn Trent Plc 2297 Coventry Road Birmingham B26 3PU
Tel: 0121 722 4273 Fax: 0121 722 4242 E-mail: groupcommunications@stplc.com www.severntrent.com

29 September, 2005

Severn Trent Plc

Issue of JPY1,000,000,000 0.0975 per cent. Fixed Rate Notes due September 2006 under the €2,500,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October, 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular as so supplemented.

1.	Issuer:		Severn Trent Plc
2.	(i)	Series Number:	74
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("**JPY**")
4.	Aggregate Nominal Amount:		
	(i)	Series	JPY1,000,000,000
	(ii)	Tranche	JPY1,000,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:		JPY1,000,000
7.	Issue Date:		29 September, 2005
8.	Maturity Date:		28 September, 2006
9.	Interest Basis:		0.0975 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	Status of the Notes:		Senior
14.	Listing:		None
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	0.0975 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	28 September, 2006
	(iii)	Fixed Coupon Amount(s):	JPY972 per Specified Denomination
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Following Business Day Convention shall apply on an unadjusted basis
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	JPY1,000,000 per Note of Specified Denomination
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition6(f)):	As set out in the Conditions
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
28.	Talons for future Coupons or Receipts to	No

be attached to Definitive Notes (and dates on which such Talons mature):

29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable

34.	If non-syndicated, name of relevant Dealer:	Mitsubishi Securities International plc
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0231165969
Common Code:	23116596

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	0 1	0 9	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Dr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): John David Gibson

Surname: McAdam

	Day	Month	Year
† Date of Birth	3 0	0 4	1 9 4 8

A serving director, secretary etc must sign the form below.

Signed Electronically Filed **Date** 01/09/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,170	3,619	45,530
Nominal value of each share	65.5/19p	65.5/19p	65.5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£6.88	£7.20

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name see attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20.9.2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./KT2418 Tel: 01903 833208

DX number DX exchange

DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: Severn Trent Plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,590		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F/ Nominees/Limited A/c Desig: CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2EP	Class of shares allotted Ordinary	Number allotted 37,695
Name TD Waterhouse Nominees /Europe/ Limited Desig: CESREG Part ID: 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 19,214
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **56,909**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 20.9.2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./KT2418 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9539		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F/ Nominees/Limited A/c CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2EP	Class of shares allotted Ordinary	Number allotted 2744
Name TD Waterhouse Nominees /Europe/ Limited Desig: CESREG Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 6795
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 9539

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20.9.2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./PCT/2476 Tel: 01903 833264

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,763	6,597	2,573
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES UK Postcode	Class of shares allotted ORDINARY	Number allotted 25,549
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 6

Signed [signature] **Date** 28.9.2005

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/Allotment Team/PG/2219 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**2366619**
Company name in full	**SEVERN TRENT PLC**
	2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date ente[illegible]t date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36	6,067	1561
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	759p	473p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	**Shares and share class allotted**	
Name ______ ______ ______ UK Postcode	Class of shares allotted	Number allotted
Name ______ Address ______ ______ UK Postcode	Class of shares allotted	Number allotted
Name ______ Address ______ ______ UK Postcode	Class of shares allotted	Number allotted
Name ______ Address ______ ______ UK Postcode	Class of shares allotted	Number allotted
Name ______ Address ______ ______ UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed [signature] **Date** 28.9.2005

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/Allotment Team/PG/2219 Tel: 01903 833280
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	3 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1952		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	799p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 4

Signed [signature] **Date** 28.9.2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/Allotment Team/PG/2219 Tel: 01903 833280
DX number DX exchange